SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


          Boston Financial Apartments Association Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 4, 2001
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 pages)


_____________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. Not Applicable           13D               Page 2 of 19

1.  NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

    Equity Resources Group, Incorporated    I.R.S.# 04-2723870
    Equity Resource Boston Fund Limited Partnership   I.R.S.#04-3430288
    Equity Resource Brattle Fund Limited Partnership   I.R.S.#04-3280004
    Equity Resource Bridge Fund Limited Partnership   I.R.S.#04-3392599
    Equity Resource Cambridge Fund Limited Partnership   I.R.S.# 04-3189039
    Equity Resource Fund V Limited Partnership   I.R.S.# 04-2884796
    Equity Resource Fund IX Limited Partnership   I.R.S.# 04-2977496
    Equity Resource Fund XI Limited Partnership   I.R.S.# 04-3053220
    Equity Resource Fund XIV Limited Partnership   I.R.S.# 04-3223091
    Equity Resource Fund XV Limited Partnership   I.R.S.# 04-3182947
    Equity Resource Fund XVI Limited Partnership   I.R.S.# 04-3223091
    Equity Resource Lexington Fund Limited Partnership   I.R.S. # 04-3526768
    James E. Brooks
    Mark S. Thompson
    Eggert Dagbjartsson

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (A) [x]
                                                           (B) []
3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                             WC $192,776.75

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                              []

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Equity Resources Group, Incorporated is a Massachusetts corporation.
    Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Bridge Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Cambridge Fund Limited Partnership is a Massachusetts
           limited partnership.
    Equity Resource Fund V Limited Partnership is a Massachusetts limited


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    CUSIP No. Not Applicable           13D               Page 3 of 19

           partnership.
    Equity Resource Fund IX Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XI Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XIV Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Lexington Fund Limited Partnership is a Massachusetts
           limited partnership.
    James E. Brooks is a United States citizen.
    Mark S. Thompson is a United States citizen.
    Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.  SOLE VOTING POWER

    None.


8.  SHARED VOTING POWER

    40 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Boston Fund General Partners"). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    820 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    824 Units are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bridge Fund General Partners"). Voting power with respect to such Units is shared by the Bridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    15 Units are held by Equity Resource Cambridge Fund Limited
    Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the

    CUSIP No. Not Applicable           13D               Page 4 of 19

    "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    82 Units are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund V General Partners"). Voting power with respect to such Units is shared by the Fund V General Partners as reporting persons in their capacities as general partners of such limited partnership.

    75 Units are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund IX General Partners"). Voting power with respect to such Units is shared by the Fund IX General Partners as reporting persons in their capacities as general partners of such limited partnership.

    98 Units are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund XI General Partners"). Voting power with respect to such Units is shared by the Fund XI General Partners as reporting persons in their capacities as general partners of such limited partnership.

    70 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and James E. Brooks are the general partners (the "Fund XIV General Partners"). Voting power with respect to such Units is shared by the Fund XIV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    30 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

    1151.83 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the "Lexington Fund General Partner"). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

    CUSIP No. Not Applicable           13D               Page 5 of 19

    See Item 2 below for other required information.

9.  SOLE DISPOSITIVE POWER

    None.

10. SHARED DISPOSITIVE POWER

    40 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    820 Units are held by Equity Resource Brattle Fund Limited
    Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    824 Units are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    15 Units are held by Equity Resource Cambridge Fund Limited
    Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    82 Units are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund V General Partners as reporting persons in their capacities as general partners of such limited partnership.

    75 Units are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund IX General Partners as reporting persons in their capacities as general partners of such limited partnership.

    98 Units are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XI General Partners as reporting persons in their capacities as general partners of such limited partnership.

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    CUSIP No. Not Applicable           13D               Page 6 of 19

    70 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XIV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    30 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

    25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

    1153.83 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

    See Item 2 below for other required information.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    820 Units are held by Equity Resource Brattle Fund Limited
    Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    824 Units are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    15 Units are held by Equity Resource Cambridge Fund Limited
    Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    82 Units are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general.

    CUSIP No. Not Applicable           13D               Page 7 of 19

    75 Units are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    98 Units are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    70 Units are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    30 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    25 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    1151.83 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

    See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES(SEE INSTRUCTIONS)                                    []

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    3.7% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    3.8% are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    CUSIP No. Not Applicable           13D               Page 8 of 19

    0.1% are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    0.4% are held by Equity Resource Fund V Limited Partnership, a Massachusetts limited partnership, of which the reporting persons
    Equity Resources Group, Incorporated and James E. Brooks are the general.

    0.3% are held by Equity Resource Fund IX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    0.5% are held by Equity Resource Fund XI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    0.3% are held by Equity Resource Fund XIV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and James E. Brooks are the general partners.

    0.1% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    0.1% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

    5.3% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

    See Item 2 below for other required information.

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    Equity Resources Group, Incorporated                       CO
    Equity Resource Boston Fund Limited Partnership            PN
    Equity Resource Brattle Fund Limited Partnership           PN
    Equity Resource Bridge Fund Limited Partnership            PN
    Equity Resource Cambridge Fund Limited Partnership         PN
    Equity Resource Fund V Limited Partnership                 PN
    Equity Resource Fund IX Limited Partnership                PN
    Equity Resource Fund XI Limited Partnership                PN

    CUSIP No. Not Applicable           13D               Page 9 of 19

    Equity Resource Fund XIV Limited Partnership               PN
    Equity Resource Fund XV Limited Partnership                PN
    Equity Resource Fund XVI Limited Partnership               PN
    Equity Resource Lexington Fund Limited Partnership         PN
    James E. Brooks                                            IN
    Mark S. Thompson                                           IN
    Eggert Dagbjartsson                                        IN

Item 1. Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of Boston Financial Apartments Association Limited Partnership, a Massachusetts limited partnership with its principal executive office at 101 Arch Street, 16th Floor, Boston, Massachusetts 02210.

Item 2. Identity and Background.

     (a) The names of the persons filing this statement are Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and James E. Brooks are the general partners of Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership and Equity Resource Fund XIV Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership and Equity Resource Cambridge Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund

    CUSIP No. Not Applicable           13D               Page 10 of 19

IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership, Equity Resources Group, Incorporated, James
E. Brooks, Eggert Dagbjartsson and Mark S. Thompson is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks's principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Limited Partnerships is a Massachusetts limited partnership. James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3. Source and Amount of Funds or Other Consideration.

     Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership purchased the Units hereby reported for an aggregate of $192,776.75 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4. Purpose of Transaction.

     Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity

    CUSIP No. Not Applicable           13D               Page 11 of 19

Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership acquired the Units for investment purposes. Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership or Equity Resource Lexington Fund Limited Partnership, or certain of their affiliates, may in the future seek to acquire additional Units for investment purposes. Except as set forth in the preceding sentence, none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, beneficially own an aggregate of 3230.83 Units, representing 14.743% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 14.743% because of rounding done pursuant to the instructions to Schedule 13D).

     (b) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 3230.83 Units referred to in Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

    CUSIP No. Not Applicable           13D               Page 12 of 19

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
              to Securities of the Issuer.

              None.

Item 7. Material to be Filed as Exhibits.

              Exhibit 7.1 Agreement dated as of December 4, 2001 between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

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    CUSIP No. Not Applicable           13D               Page 13 of 19


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


           December 4, 2001                      December 4, 2001
            (Date)                                (Date)

EQUITY RESOURCES GROUP,                     /s/ Eggert Dagbjartsson
INCORPORATED                                Eggert Dagbjartsson, individually


By:/s/ Eggert Dagbjartsson                  /s/ Mark S. Thompson
   Eggert Dagbjartsson                      Mark S. Thompson, individually
   Executive Vice President

EQUITY RESOURCE BOSTON FUND                 /s/ James E. Brooks
LIMTED PARTNERSHIP                          James E. Brooks, individually

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BRIDGE FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

    CUSIP No. Not Applicable           13D               Page 14 of 19

EQUITY RESOURCE FUND V LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND IX LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND XI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND XIV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

    CUSIP No. Not Applicable           13D               Page 15 of 19

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

    CUSIP No. Not Applicable           13D               Page 16 of 19


                                                                   EXHIBIT 7.1
                                   AGREEMENT


     This Agreement, dated as of December 4, 2001, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 3230.83 units (the "Units") of limited partnership interest in Boston Financial Apartments Association Limited Partnership, a Massachusetts limited partnership, held by Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership. Equity Resources Group, Incorporated, James
E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund limited partnership, Equity Resource Cambridge Fund limited partnership, Equity Resource Fund V Limited Partnership, Equity Resource Fund IX Limited Partnership, Equity Resource Fund XI Limited Partnership, Equity Resource Fund XIV Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,                     /s/ Eggert Dagbjartsson
INCORPORATED                                Eggert Dagbjartsson, individually


By:/s/ Eggert Dagbjartsson                  /s/ Mark S. Thompson
   Eggert Dagbjartsson                      Mark S. Thompson, individually
   Executive Vice President

    CUSIP No. Not Applicable           13D               Page 17 of 19

EQUITY RESOURCE BOSTON FUND                 /s/ James E. Brooks
LIMTED PARTNERSHIP                          James E. Brooks, individually

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BRIDGE FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND V LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND IX LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

    CUSIP No. Not Applicable           13D               Page 18 of 19

EQUITY RESOURCE FUND XI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND XIV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By:/s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
     Executive Vice President

    CUSIP No. Not Applicable           13D               Page 19 of 19

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner